UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER (12) G OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 333-103545-07
SLM Funding LLC
(Exact Name of Registrant as Specified in its Charter)
12061 Bluemont Way, Reston, VA 20190 703/984-6419
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
SLM Student Loan Trust 2005-9
Student Loan-Backed Notes

(Title of each class of securities covered by this form)
$233,000,000 Floating Rate Class A-1 Student Loan-Backed Notes
$466,000,000 Floating Rate Class A-2 Student Loan-Backed Notes
$240,000,000 Floating Rate Class A-3 Student Loan-Backed Notes
$563,000,000 Floating Rate Class A-4 Student Loan-Backed Notes
$278,962,000 Floating Rate Class A-5 Student Loan-Backed Notes
€235,000,000 Floating Rate Class A-6 Student Loan-Backed Notes
€500,000,000 Floating Rate Class A-7A Student Loan-Backed Notes
$380,000,000 Floating Rate Class A-7B Student Loan-Backed Notes
$93,381,000 Floating Rate Class B Student Loan-Backed Notes
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	☐	Rule 12h-3 (b) (1) (i)	☒
Rule 12g-4 (a) (1) (ii)	☐	Rule 12h-3 (b) (1) (ii)	☐
Rule 12g-4 (a) (2) (i)	☐	Rule 12h-3 (b) (2) (i)	☐
Rule 12g-4 (a) (2) (ii)	☐	Rule 12h-3 (b) (2) (ii)	☐
		Rule 15d-6	☒
Approximate number of holders of record as of the certification or notice date: 37
Pursuant to the requirements of the Securities Exchange Act of 1934, SLM Student Loan Trust 2005-9 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SLM STUDENT LOAN TRUST 2005-9

By: Chase Bank USA, National Association not in its individual capacity but solely as Eligible Lender Trustee

By:	/S/ JOHN J. CASHIN

Name: John J. Cashin
Title: Vice President